Holdings & Sectors

Holdings

Top 15 Holdings as of June 30, 2013	
Bank of America Corp.	5.78%
Citigroup, Inc.	5.75%
BNP Paribas ADR	4.95%
Apple Computer Inc.	4.75%
Baidu ADR	4.54%
Mastercard, Inc.	4.48%
Mitsubishi UFJ Financial	4.09%
American International Group, Inc.	4.02%
Google Inc.	3.69%
Aegon NV Ord	3.65%
American Movil ADR	3.65%
Munich RE Group	3.64%
CNOOC LTD ADR	3.51%
Lukoil ADR	3.46%
MTN Group ADR	3.45%

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting

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Sectors



Financials
35.32%
Information Technology
17.46%
Telecommunication Services
17.28%
Energy
10.27%
Consumer Discretionary
6.39%
Health Care
5.84%
Consumer Staples
2.80%
Industrials
2.03%
Cash
2.61%

Fund Sectors as of June 30, 2013	
Financials	35.32%
Information Technology	17.46%
Telecommunication Services	17.28%
Energy	10.27%
Consumer Discretionary	6.39%
Health Care	5.84%
Consumer Staples	2.80%
Industrials	2.03%
Cash	2.61%

**Net Cash represents cash equivalents less liabilities in excess of other assets.*

Performance & NAV

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses. The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Geographic Diversification

As of June 30, 2013



40.2% Domestic

57.2% International

2.6% Net Cash[1]

Net Cash represents cash equivalents and other assets less liabilities.

Top 10 Holdings	
Bank of America Corp.	5.78%
Citigroup, Inc.	5.75%

Portfolio Information

Holdings & Sectors

Performance & NAV

Factsheet

Financial Reports

Proxy Voting

LATEST NEWS

Proxy Statement

Baidu: Chinese for "Google"

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PROSPECTUS

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BNP Paribas ADR	4.95%
Apple Computer, Inc.	4.75%
Baidu ADR	4.54%
Mastercard, Inc.	4.48%
Mitsubishi UFJ Financial	4.09%
American International Group, Inc.	4.02%
Google, Inc.	3.69%
Aegon NV ORD	3.65%

Industry Diversification	
Financials	35.32%
Information Technology	17.46%
Telecommunication Services	17.28%
Energy	10.27%
Consumer Discretionary	6.39%
Health Care	5.84%
Consumer Staples	2.80%
Industrials	2.03%

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings	27
2012 Portfolio Turnover	29%
Net Assets (millions)	$16.69

Audited Expense Ratio	1.50%
No sales loads or distribution	

Average Annual Total Returns[2]

As of June 30, 2013



Mundoval Fund
MSCI World Index
23.31%
18.58%
13.32%
13.70%
4.28%
2.70%
4.66%
3.37%
6.18%
5.84%
1 Year
3 Years
5 Years
7 Years
Since Inception

Hypothetical Growth of $10,000 since inception



$16,981
Mundoval Fund
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
2004
2005
2006
2007
2008
2009
2010
2011
2012

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $16,981 on 6/30/13. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037